KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2017

KELSO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION & ANALYSIS
YEAR ENDED
December 31, 2017
(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 23

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2017. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2017.

The audited consolidated financial statements for the year ended December 31, 2017 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A and the Company’s audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 27, 2018.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange gains/losses and non-cash share-based expenses (Black-Scholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso’s public disclosure documents.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 23

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 18). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

March 27, 2018

SUMMARY OF THE YEAR ENDED DECEMBER 31, 2017

  Reported a net loss for the year ended December 31, 2017 was $5,015,911 ($0.11 per share) compared to reported net loss of $2,465,592 ($0.05 per share) for the year ended December 31, 2016.

  Revenues for the year ended December 31, 2017 were $6,062,778 compared to $8,077,143 for the year ended December 31, 2016. The deep recession in rail tank car production continued to batter financial results throughout 2017. HAZMAT businesses remained in cut back positions due to low commodity prices and diminished business activity which has led to lower demand for rail tank cars causing a significant negative impact on the sales of Kelso products.

  Gross profit was $ 1,018,685(16.8% of revenues after write-off of inventory, 24.6% of revenues before write-offs) for the year ended December 31, 2017 compared to $1,978,241 (24.5% of revenues) for the year ended December 31, 2016. There were no write-offs in fiscal 2016.

  The Company has written down a portion of its older inventory that was purchased in 2015 in anticipation of a major retrofit of tank cars that did not occur. A write-off of $668,383 of older carbon steel inventory was incurred during the year. $470,654 was charged to cost of goods sold and $197,729 is included in general and administrative expenses. .

  EBITDA (Loss) for the year ended December 31, 2017 was $(4,608,683) compared to EBITDA of $(3,055,743) for the year ended December 31, 2016.

  Operational expenses rose to $5,961,437 during the year ended December 31, 2017 compared to $5,461,774 for the year ended December 31, 2016.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 23

  Management compensation for the year ended December 31, 2017 was $544,014 with no bonuses being earned compared to $717,369 for the year ended December 31, 2016 with no bonuses being earned.

  Reported net loss of $5,015,911 for the year ended December 31, 2017 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $203,980, unrealized foreign exchange gain of $115,643, share-based expense for incentive stock options (Black-Scholes) in the amount of $469,187.

  The Company has recorded an income tax recovery of $150,296 for the year ended December 31, 2017 compared to a recovery of $989,186 for the year ended December 31, 2016.

  Cash on deposit at December 31, 2017 was $411,223 compared to $2,312,279 at December 31, 2016.

  Working capital at December 31 2017 was $3,628,911 compared to $8,511,809 at December 31, 2016.

  Company remains free of interest-bearing long-term debt commitments.

  Net assets were $7,565,233 at December 31, 2017 compared to $11,771,944 at December 31, 2016.

CORPORATE OVERVIEW

Kelso is an engineering development organization specializing in specialized equipment for transportation applications. It has established itself as a leading North American producer of specialized rail tank car equipment. The Company's core tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car’s structure to ensure the safe handling and containment of hazardous materials during transport while reducing the potential effects of human error and environmental harm. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest railways with a wide range of custom engineering and production services.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016; $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013.

The Company’s net earnings (loss) performance over the last five year end periods were as follows; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 23

Our primary revenue market (hazmat rail tank cars) has remained slow throughout 2017. This situation has continued to diminish sales performance throughout 2017. Hazardous commodity businesses have remained in cut back positions which have led to continued low demand for Kelso’s specialized equipment for rail tank cars.

The major contributing factor for this prolonged slowdown is an estimated 100,000 rail tank cars in inventory that remain idle. This over supply was created from an overbuild situation that occurred from 2012 through 2015 when a once-in-a-lifetime bull market drove the demand and production of tank cars to the highest levels in history. While the vast majority of DOT111 cars have been retired or re- purposed as mandated, the CPC1232 and the new DOT117 tank cars which comply with new AAR regulations make up a sizeable portion of the existing inventory.

This high inventory situation remains problematic to the foreseeable future of our business. The current market is further complicated by political uncertainty, continued low commodity prices, slow economic activity and customers’ resistance to change from traditional equipment to new rail tank car technologies despite their many benefits as required by regulation changes.

In North America industry analysts expect an average production rate of 12,000 new rail tank cars annually for the predictable future. Based on current capability Kelso expects to participate on approximately 4,000 to 5,000 rail tank cars annually. Depending on the makeup of customers’ specifications and the status of our AAR approvals sales can range from $1,400 to $10,000 per tank car.

Long AAR approval processes continue to slow our ability to improve sales with additional rail tank car equipment. The Company continues to finish AAR approvals for our ceramic ball BOV, pressure car PRV and angle valve although the process could take two years to finish. Final approvals will depend on administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to short-term profit goals. Management believes its AAR approved rail tank car products still provide meaningful revenue opportunities that will contribute to the overall health of Kelso. However, due to the extreme cyclical nature of the rail tank car market and the economic fallout of the current downturn a more diverse strategic plan has been warranted.

Our roots and reputation in rail tank car technologies have established a solid foundation for corporate diversification strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New markets initiated in 2017 include technologies for truck tankers, fueling technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and rugged outback terrain suspension technologies for vehicles in commercial industry, homeland security and leisure applications.

DIVERSIFICATION REVENUE PLAN

The key to future profitability will be the introduction and development of new products and marketplaces. Throughout 2017 Kelso has actively developed new product offerings. Kelso’s new products initiatives do not require lengthy demanding regulatory approvals and the design and production process to sales and distribution is much quicker. Target markets include specialized truck tanker equipment, military products, fuel loading systems, rail wheel cleaning systems, emergency response kits for first responders and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in recreational and commercial operations. Most products are near completion and ready for market distribution commencing in 2018. The following chart shows anticipated new revenue streams.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 23

STRATEGIC PLAN
2017	Regulatory	2018
New Revenue Markets	Approval	DIVERSIFICATION

Rail Tank Cars		Rail Tank Cars
Pressure Relief Valves	x	Pressure Relief Valves
One-Bolt Manway	x	One-Bolt Manway
Vacuum Relief Valve	Pending	Vacuum Relief Valve
Bottom Outlet Valve	Pending	Bottom Outlet Valve
Angle Valve	Pending	Angle Valve
Miscellaneous	x	Miscellaneous
Truck Tankers
N/A	N/A	PRV/VRV Valve
N/A	N/A	One-Bolt Manway
Rail Operations Technology
N/A	N/A	Rail Wheel Cleaner
N/A	N/A	Fuel Loading Systems
Emergency Response Kit	N/A	Emergency Response Kit
Truck Technologies
N/A	N/A	ASCS Suspension Systems
N/A	N/A	Military Technologies

KEY PRODUCTS

Commercial revenue streams are generated from the following key products and services:

Rail Tank Car External Constant Force Spring Pressure Relief Valves (EPRV) (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non- hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.

  The leader in bringing an external high flow valve to market which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

  Increased valve reliability due to little or no contact with HAZMAT.

  Uses flat gasket seal; more tolerant to contamination.

  Low profile provides for better roll over safety.

  External design allows complete inspection during loading.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 23

Rail Tank Car One-Bolt Manway (OBM) (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the OBM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

  Eliminates relaxation of gaskets under eye-bolt location.

  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per tank car.

  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.

  Uniform load on the gasket prolongs service life as evidenced in field service trial.

  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

  Ease of operation with lightweight hinged lid.

  No eye-bolts to kick at tank car inspection.

OBM Adapter Plate

Kelso has successfully developed and tested a fully functional loading arm adaptor that fits both the OBM and older hinged 6 and 8 eye-bolt manways currently in service on bank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top-load HAZMAT.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. The Association of American Railroads (AAR) has approved Kelso’s new vacuum relief valve (VRV) design for commercial service trials which are now complete. We await final AAR review and approval which is expected within 60 days.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 23

Bottom Outlet Valve (BOV) (patented)

Our patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patented BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. The Association of American Railroads (AAR) has approved Kelso’s new bottom outlet valve (BOV) design for commercial field trial testing that will take up to two years to complete.

Emergency Response Kit (ERK) – First Responder Equipment

Kelso ERK (ERK) is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

  Compact – the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

  Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

  No additional application tools are required which reduces kit weight and complexity of operation.

  Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

  Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

  The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

  The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Truck Tanker Equipment (patents pending)

The Company has completed the design and engineering of two key pieces of truck tanker equipment for the containment and pressure management of hazardous and non-hazardous commodities that are transported via roads.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 23

The specialized products include a pressure/vacuum relief valve (TPVR) and a one-bolt manway (TOBM). These new products are based on our patents that are utilized in rail tank car applications and meet DOT 407 49 CFR 178.345 regulations. Over the past several years our strategic development partners have been instrumental in finalizing all design aspects for roadway applications. The Company believes we have reached this key milestone of consensus of design with the trucking industry.

On July 10, 2017 the TPVR and TOBM were installed on a truck tanker for assessment testing by our industrial technology partner. This testing is not a required regulatory field trial as in rail regulations, but rather a customer review for suitability. The Company has commenced marketing and sales initiatives and management expects to generate a multi-million dollar revenue stream from these products in 2018.

Active Suspension Control System For Combined Road-No-Road Vehicles (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous new technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

Kelso seeks proprietary rights protection to allow for the development of our business of outfitting commercial industry and leisure based motor vehicles with the ASCS system. This allows Kelso to market specialized, high-performance rugged sloped outback terrain vehicles for recreational and commercial operations in difficult road and no-road operations.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. The converted vehicles feature a “spider” like independent suspension that keeps the vehicle stable and level through its proprietary gyroscopic technology. In road-mode it looks like a standard vehicle with very large wheels and when in no-road mode it can provide a 20 inch lift capability creating approximately 30 inch ground clearance. The technology allows the vehicle to stay level and stable in any operational environment.

Design dynamics include:

  The ASCS is a unique suspension methodology based on thirty years of research and experience.

  The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles.

  Vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities.

  The basic design premise of the ASCS is to manage the center-of-gravity of the vehicle with automated gyroscopic controlled air suspension.

  This ensures that the driver, passengers and payload remain in as stable and level a position as possible when driving in difficult rugged outback terrains including flooded areas.

  The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 23

Operational advantages include:

  Ideal for customers who need to traverse rough outback terrain in a wheeled vehicle for the purpose of reaching remote destinations with multiple passengers and maximum payload.

  Ideal for both industry and leisure markets.

  Eliminates need for expensive track-based vehicles.

  Ideal for outback operations around the world.

  Combined road-no-road capability eliminates additional transportation costs of equipment into service areas.

  Excels in all weather environments year round.

  Cost effective operations.

  Lighter weight than competitive vehicles.

  Balanced distribution of weight reduces environmental impact.

The ASCS business operates under the Company’s wholly owned subsidiary KIQ X Industries Inc that is incorporated under the laws of the Province of British, Columbia, Canada. Research and development, marketing and subcontracted production operations are located in Kelowna, British Columbia.

Under this business model Kelso believes production capability can be scaled to 360 vehicles per year once supply chains and markets can be established. Production prototype “001X” utilizing the ASCS technology on a 2017 Ford F150 is complete and road and off-road testing and marketing has commenced. New commercial revenues are expected to be derived from customers requiring heavy duty ASCS performance in agriculture, ranching, search & rescue, snow management, railroad, homeland security, police & border patrol, first responders, mining, forestry, and oil, gas and electric transmission applications.

Wheel Cleaning System (WCS) for Rail Cars (patents pending)

The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. Our WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co-operation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

Our standard 46-foot WCS is a unique modular design that can be transported to site and installed. Our basic system is mechanical and does not require any external power supply. It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off. Over time management expects to generate multi-million dollar revenue streams from the full market development of the WCS.

Our WCS has been vetted for commercial operations by a Class One railroad and is fully available to railroad operations in North America. The Company is actively marketing the WCS and customer response to it has been encouraging. The WCS is a high value product and includes additional revenue streams will be generated from the sale of cleaning shoes as they wear out during operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 23

Fuel Loading Systems (Hydrau-Flo®) for Locomotives, Marine and Military Applications

Hydrau-Flo® represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for our railroad customers. Company holds the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement covers the North American markets for a two year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations. In our North American railroad market there are over 23,000 locomotives in service today representing a market size in excess of $200 million. As part of our market feasibility analysis over the past eight months we have successfully retrofitted a locomotive at a fueling center in approximately one hour and then fueled at high speed with no fuel leaks demonstrating a significant value proposition for railroad customers.

Management is very encouraged by the Hydrau-Flo® opportunity and expects new revenue streams to be generated from these products in 2018.

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

ASCS subcontracted production operations are located in Kelowna, British Columbia, Canada. Kelso believes production capability to be 360 to 500 vehicles per year once supply chains can be established.

PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the deteriorating recessionary conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 23

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2017 are indicative of a developing railway engineering company that is transitioning into an industrial business enterprise in a deep recessionary market. The Company currently relies on the sales of specialized rail tank car equipment for the majority of its revenues. Financial results are being negatively impacted by a severe slowdown in rail tank car production. When economic activity improves Kelso can sell and distribute a greater number of its patented rail tank car products from an established production infrastructure and reliably supply railroad service equipment to the heavily regulated railroad industry.

HAZMAT businesses have cut back on their production which has led to lower demand for rail tank cars. This has dramatically slowed the manufacturing business of rail tank car producers and consequently Kelso. There are many reasons for this trend which include regulatory uncertainty, low commodity prices for crude oil, strained capital expenditure budgets of customers and depressed economic activity in many sectors. This trend continued throughout 2017 with improved activity late in the year and 2018 as the regulatory requirements come closer to their due dates.

The bulk of our revenues are generated from sales of our pressure relief valve products. Our OBM system is now producing profitable margins and a small revenue flow from OBM sales is included in our financial results. OBM sales reached $183,337 during the year ended December 31, 2017.

Revenues, corresponding expenses and financial performance and capital management during the year ended December 31, 2017 reflects Kelso’s challenges to survive recessionary times while still making progress in the execution of its product development plans. Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs to market and produce the OBM and key investments in new product development associated with a more diverse product mix for future revenue growth.

Our strategic plan requires Kelso to make ongoing investments in our production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our growing portfolio of products. These costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

For the year ended December 31, 2017, the Company reported a net loss of $5,015,911 ($0.11 per share) against revenues of $6,062,778 compared to a net loss of $2,465,592 ($0.05 per share) against revenues of $8,077,143 for the year ended December 31, 2016.

Gross profit for the year ended December 31, 2017 was $1,018,685 (16.8% of revenues) compared to $1,978,241 (24.5% of revenues) for the year ended December 31, 2016. The recession has caused a severe drop in the sales of high value equipment and forced competition to dramatically lower prices. In addition the Company has written down a portion of its older inventory that was purchased in 2015 in anticipation of a major retrofit of tank cars that did not occur. The Company recorded a write down of $668,383 for carbon steel inventory that has been deemed to be slow moving or obsolete of which $470,654 was charged to cost of goods sold. If the write-off had not occurred the gross margin would have been 24.6% .

Total operational expenses were $5,961,437 during the year ended December 31, 2017 compared to $5,461,774 for the year ended December 31, 2016.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 23

EBITDA year ended December 31, 2017 and 2016 has been calculated as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Net loss	$(5,015,911)	$(2,465,592)
Share-based expense	$469,187	$285,745
Unrealized foreign exchange loss (gain)	$(115,643)	$(128,073)
Amortization	$203,980	$241,363
Income tax recovery	$(150,296)	$(989,186)
EBITDA (loss)	$(4,608,683)	$(3,055,743)

Factors in the reported income for the year ended December 31, 2017 include expenses related to ongoing marketing initiatives in the amount of $554,458 (2016 - $587,553) and related travel costs of $430,304 (2016 - $526,451). These expenses are for ongoing marketing initiatives for existing and new product markets.

A key component of our future business growth is the research, design, testing and qualification of new products. During the year ended December 31, 2017 our industrial product design and development costs were $1,572,714 (2016 - $704,868). This includes expenses related to design and continuing testing of our key products and new equipment initiatives all of which form a significant opportunity for Kelso to grow its future revenues from new global markets and the rail tank car market when demand improves.

Given difficult economic times management continues to adjust operations and product development method to become more efficient. This is reflected in our investments in human resources, marketing, sales and production operations for the year ended December 31, 2017. The Company reduced office and administrative costs to $1,701,723 (2016 - $2,076,460), management compensation fell to $544,014 (2016 - $717,369). There were no accruals for management performance bonuses as none were due at December 31, 2017. Consulting fees remained consistent at $251,055 (2016 - $246,501) while investor relations were $84,000 (2016 - $84,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $370,495 for the year ended December 31, 2017 (2016 - $357,876). The Company accrues its audit costs on a quarterly basis. These fees have increased due in large part to tax restructuring. Legal costs are related to public company administration including the preparation and filing of press releases, documentation and reviewing possible acquisition targets, patents and new business arrangements, human resources issues, regulatory documentation including Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has recently gained in value against the US dollar therefore we have recorded an unrealized foreign exchange gain of $115,643 for the year ended December 31, 2017.

Revenues and profitability have diminished considerably from previous years due to a severe depression in capital investment in new tank car builds. Management cautions that the economics and overall infrastructure of the railroad industry including the effects of new regulations and recessionary affects of low commodity prices pose many challenges to our future business development success. Slow business activity stemming from economic and regulatory uncertainty could have a material effect on our current and future business abilities including financial condition and results of operations (see Risks and Uncertainties on Page 18).

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 23

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2017 the Company had cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 compared to cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at December 31, 2017 was $3,628,911 compared to $8,511,809 at December 31, 2016.

Net assets of the Company were $7,565,233 at December 31, 2017 compared to $11,771,944 at December 31, 2016. At December 31, 2017 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. During 2016 and 2017 we have experienced the worst rail tank car recession since 2008. The Company can for the near term generate the necessary capital resources required to finance operations by way of the sales of its products and management is considering the issuance of equity securities through private placements if external funding is deemed necessary.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 18).

SELECTED QUARTERLY INFORMATION
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2017	2017	2017	2017

Revenues	$1,912,457	$1,153,341	$1,433,663	$1,563,317
Cost of goods sold	$1,714,228	$887,986	$1,107,842	$863,383
Write down of inventory	$26,885	$443,769	$-	$-
Gross profit (loss)	$171,344	$(178,414)	$325,821	$699,934
Net expenses including non-cash items	$2,310,592	$1,202,081	$1,223,334	$1,225,430
Loss for the quarter	$(2,212,407)	$(1,380,495)	$(897,513)	$(525,496)
Basic and diluted earnings (loss) per share	$(0.05)	$(0.03)	$(0.02)	$(0.01)
Common shares outstanding	46,911,752	46,911,752	46,911,752	46,911,752

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016

Revenues	$1,877,128	$1,905,608	$2,360,975	$1,933,432
Cost of good sold	$1,889,852	$1,227,678	$1,422,096	$1,559,276
Gross profit	$(12,724)	$677,930	$938,879	$374,156
Expenses including non-cash items	$(372,131)	$1,528,424	$1,482,718	$1,060,560
Income(loss) for the quarter	$(384,855)	$(850,494)	$(543,839)	$(686,404)
Basic and diluted (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)
Common shares outstanding	46,411,752	46,411,752	46,071,752	46,071,752

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 23

SELECTED ANNUAL INFORMATION
		Year ended		Year ended		Year ended
		December 31		December 31		December 31
		2017		2016		2015

Revenues		$6,062,778		$8,077,143		$18,910,122
Cost of goods sold		$5,044,093		$6,098,902		$13,809,993
Gross profit		$1,018,685		$1,978,241		$5,100,129
Expenses including non cash items and before deferred income tax recovery		$5,961,437		$5,433,019		$6,506,867
Deferred income tax recovery (expense)		$172,433		$(259,365)		$86,932
Income tax expense (recovery)		$22,137		$(1,248,551)		$1,191,020
Loss for the year		$(5,015,911)		$(2,465,592)		$(2,510,826)
Number of common shares outstanding		46,911,752		46,411,752		46,071,752
Loss per common share		$(0.11)		$(0.05)		$(0.05)
Cash		$411,223		$2,312,279		$3,175,292
Working capital		$3,628,911		$8,511,809		$10,099,390
Total assets		$9,165,199		$13,050,144		$16,157,689
Shareholders’ equity		$7,565,233		$11,771,944		$13,606,719
	$		$		$
Dividends paid per share		$0.00		$0.00		$0.03

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $411,223 at December 31, 2017 (December 31, 2016 - $2,312,279).

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 23

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $735,487 at December 31, 2017 (December 31, 2016 - $637,845). The Company’s concentration of credit risk for accounts receivable at December 31, 2017 with respect to Customer A is $94,114 (December 31, 2016 - $73,500), Customer B is $78,306 (December 31, 2016 - $140,796) while Customer C is $150,000 related to expense recovery(2016- $Nil). The Company has provided for an allowance for doubtful accounts totalling $82,042 at December 31, 2017.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2017, the Company has cash in the amount of $411,223 (December 31, 2016 - $2,312,279) to settle current liabilities of $844,516 with the following due dates; trade accounts payable of $799,254 (December 31, 2016 - $235,600) are due within three months; management bonus payable of $Nil (2016 - $Nil) are due within five and one-half months of the year end and due to related party balances of $45,262 (December 31, 2016 - $36,000) are due on demand.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

At December 31, 2017 and December 31, 2016, the Company’s net exposure to foreign currency risk is as follows (in US):

	December 31, 2017	December 31, 2016

Net assets	$(31,142)	$1,932,850

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $4,400 (December 31, 2016 - $271,000) foreign exchange loss or gain in the consolidated statements of operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 23

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest bearing debt to service. Management is assessing its future capital needs and considering access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs and working capital requirements. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the potential internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at December 31, 2017, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations (2013) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2017.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 23

In spite of its evaluation, management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 23

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company had a positive working capital in the amount of $3,628,911 at December 31, 2017, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 23

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 23

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., KIQ X Industries Inc., KIQ Industries Inc. and Kel-Flo Industries Inc. ( formerly Kelso Innovative Solutions Inc.). These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 22 of 23

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and four members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Managing Director of Corporate Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Year ended	Year ended
	Dec 31, 2017	Dec 31, 2016

Management compensation	$544,014	$717,368
Management bonus*	$-	$-
Share-based expense	$264,172	$160,854
Directors fees	$67,000	$66,000

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share- based expense is equally distributed to management.

As at December 31, 2017, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $45,262 (2016 - $36,000) consisting of $16,500 (2016 - $36,000) for directors fees, $Nil (2016 - $Nil) for management bonus payable and $28,762 (2016 - $Nil) for management fees.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 27, 2018 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 47,170,086

2)	Share purchase options outstanding: 2,220,237

3)	Share purchase warrants outstanding: Nil

SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company paid $25,000 and issued 250,000 shares to G&J Technologies for the third milestone payment of the G&J technology development agreement.

OUTLOOK

Over the past three years our primary revenue market (hazmat rail tank cars) continued to diminish to its low point in 2017. This situation has had a heavy impact on our sales performance and our ability to fund operations and R&D. Key hazardous commodity businesses such as oil, ethanol and chemicals that fuel demand for our products remained in a cut back position which in turn has led to continued low demand for Kelso’s specialized equipment for rail tank cars.

In North America industry analysts expect average production rates between 12,000 and 20,000 new rail tank cars annually for the next three years. Based on these predictions Kelso expects to participate on approximately 5,000 to 6,000 rail tank cars annually. Depending on the makeup of customers’ specifications for our PRV, VRV, one-bolt Manway and BOV (affected by the status of our AAR approvals) sales can range from $1,400 to $10,000 per tank car.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 23

Long AAR approval processes continue to plague our ability to improve sales with additional rail tank car equipment. The Company still actively pursues AAR approvals for key products including our ceramic ball BOV, pressure car PRV and angle valve even though the AAR process can take two years to finish. Final AAR approvals will depend on the administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to our profit goals.

Management believes our rail tank car products more than demonstrate they are “best available technology” products and will continue to provide meaningful revenue opportunities for many years to come. However, due to the extreme cyclical nature of the rail tank car market and the economic fallout of the current downturn a more diverse strategic plan was initiated during 2017.

The key to reliable revenue growth in the future is developing new products that can service multi- million dollar marketplaces outside of the rail tank car industry. Throughout 2017 Kelso reorganized its strategic direction and made key investments in new products with the understanding that profits, assuming that they develop as planned will provide reliable growth in future periods. Our key criteria is that we develop new products that do not require lengthy regulatory approval processes and the design-production process to sales and distribution activity is much quicker.

Product development has delivered an array of new products for target markets including specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and ASCS suspension systems for motor vehicles being used in rugged outback terrain applications that service both commercial industry and leisure markets. Most products not requiring AAR approvals are completed or nearing completion. They are expected to begin generating cash flows in 2018.

Kelso has managed to survive the severe economic setbacks over the past three years. Capital management has been challenging due to diminished cash flows from poor sales. Product development initiatives have been complex, expensive and the timing of revenue streams has not been predictable or guaranteed. Although many operational and human resource expenses have been reduced management must assess its capital needs carefully. We believe that the markets have bottomed out. Cash flows from sales improved in the fourth quarter of 2017 and continued to show improvement in the first quarter of 2018.

Going forward our main goal is to improve our resistance to economic downturns by decreasing our dependence on specialized equipment for rail tank cars. Management believes that through diversification the Company has put itself in a better position to succeed with a wider range of products.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF KELSO TECHNOLOGIES INC.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Kelso Technologies Inc. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows, for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017, 2016 and 2015, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company has an accumulated deficit of $19,288,072 as at December 31, 2017 and for the past few years has negative cash flows from operations. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada
March 27, 2018

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2017	2016

Assets
Current
Cash and cash equivalents (Note 12)	$411,223	$2,312,279
Accounts receivable	653,445	637,845
Income tax receivable	-	753,223
Prepaid expenses	183,966	708,100
Inventory (Note 6)	3,980,243	5,206,129

	5,228,877	9,617,576
Deposit	-	3,763
Property, plant and equipment (Note 7)	2,991,546	3,194,492
Intangible assets (Note 8)	944,776	234,313

	$9,165,199	$13,050,144

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$878,699	$271,600
Income tax payable (Note 11)	721,267	834,167

	1,599,966	1,105,767
Deferred income tax liability (Note 11)	-	172,433

	1,599,966	1,278,200
Shareholders’ Equity
Capital Stock (Note 9)	23,231,252	22,829,820
Obligation to Issue Shares (Notes 8 and 9)	131,527	192,946
Reserves (Note 9 (b))	3,490,526	3,021,339
Deficit	(19,288,072)	(14,272,161)

	7,565,233	11,771,944

	$9,165,199	$13,050,144

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“Phil Dyer” (signed”)
Phil Dyer, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

	Capital Stock
	Number		Obligation to
	of common
	shares	Amount	issue shares	Reserves	Deficit	Total

Balance, December 31, 2014	45,246,752	$22,141,417	$-	$2,375,598	$(7,918,089)	$16,598,926
Exercise of options	825,000	373,723	-	(149,983)	-	223,740
Share-based expense	-	-	-	672,533	-	672,533
Dividends paid	-	-	-	-	(1,377,654)	(1,377,654)
Loss for the year	-	-	-	-	(2,510,826)	(2,510,826)
Balance, December 31, 2015	46,071,752	$22,515,140	$-	$2,898,148	$(11,806,569)	$13,606,719
Exercise of options	340,000	314,680	-	(162,554)	-	152,126
Shares to be issued	-	-	192,946	-	-	192,946
Share-based expense	-	-	-	285,745	-	285,745
Net loss for the year	-	-	-	-	(2,465,592)	(2,465,592)
Balance, December 31, 2016	46,411,752	$22,829,820	$192,946	$3,021,339	$(14,272,161)	$11,771,944
Shares issued	500,000	401,432	(192,946)	-	-	208,486
Share-based expense	-	-	-	469,187	-	469,187
Shares to be issued	-	-	131,527	-	-	131,527
Net loss for the year	-	-	-	-	(5,015,911)	(5,015,911)
Balance, December 31, 2017	46,911,752	$23,231,252	$131,527	$3,490,526	$(19,288,072)	$7,565,233

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31
(Expressed in US Dollars)

	2017	2016	2015

Revenues (Note 14)	$6,062,778	$8,077,143	$18,910,122
Cost of Goods Sold (Notes 6 and 7)	5,044,093	6,098,902	13,809,993

Gross Profit	1,018,685	1,978,241	5,100,129

Expenses
Office and administration	1,701,723	2,076,460	1,547,182
Management compensation (Note 10)	544,014	717,369	727,217
Research	1,572,714	704,868	783,680
Marketing	554,458	587,553	730,389
Travel	430,304	526,451	445,555
Accounting and legal	370,495	357,876	239,581
Share-based expense (Notes 9 (b)) and 10)	469,187	285,745	672,533
Consulting	251,055	246,501	421,869
Investor relations	84,000	84,000	84,000
Foreign exchange (gain) loss	(115,643)	(128,073)	584,162
Amortization (Notes 7 and 8)	17,088	3,024	3,024
Bad debts	82,042	-	-

	5,961,437	5,461,774	6,239,192

Loss Before the Following:	(4,942,752)	(3,483,533)	(1,139,063)
Interest income	3,875	28,755	30,809
Write-off of intangible assets (Note 8)	-	-	(298,484)
Write-off of inventory (Note 6)	(197,729)	-	-
Write-off of property, plant and equipment
(Note 7)	(29,601)	-	-

Loss Before Taxes:	(5,166,207)	(3,454,778)	(1,406,738)

Income Tax Expense (Recovery) (Note 11)
Current	22,137	(1,248,551)	1,191,020
Deferred	(172,433)	259,365	(86,932)

	(150,296)	(989,186)	1,104,088

Net Loss and Comprehensive Loss for the year	$(5,015,911)	$(2,465,592)	$(2,510,826)

Basic Loss Per Share (Note 13)	$(0.11)	$(0.05)	$(0.05)

Diluted Loss Per Share (Note 13)	$(0.11)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares Outstanding
Basic (Note 13)	46,848,053	46,215,861	45,779,903
Diluted (Note 13)	46,848,053	46,215,861	45,779,903

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	2017	2016	2015

Operating Activities
Net loss	$(5,015,911)	$(2,465,592)	$(2,510,826)
Items not involving cash
Deferred income tax (recovery)	(172,433)	259,365	(86,932)
Amortization (Notes 7 and 8)	203,980	241,363	237,201
Write-off of intangible assets (Note 8)	-	-	298,484
Write-off of inventory (Note 6)	668,383	-	-
Write-off of property, plant and equipment	29,601	-	-
Share-based expense	469,187	285,745	672,533
Bad debts	82,042	-	-
Unrealized foreign exchange loss (gain)	(115,643)	(188,789)	715,292

	(3,850,794)	(1,867,908)	(674,248)

Changes in non-cash working capital
Accounts receivable	(97,642)	1,068,643	1,143,692
Income tax receivable	753,223	-	-
Prepaid expenses and deposit	527,897	395,748	(1,036,399)
Inventory	567,764	775,790	(1,812,475)
Accounts payable and accrued liabilities	582,099	(275,098)	(2,575,558)
Income tax payable (recovery)	(112,900)	(1,240,165)	346,109

	2,220,441	724,918	(3,934,631)

Cash Used in Operating Activities	(1,630,353)	(1,142,990)	(4,608,879)

Investing Activities
Intangible assets	(353,010)	(25,000)	-
Property, plant and equipment	(33,336)	(35,938)	(242,086)

Cash Used in Investing Activities	(386,346)	(60,938)	(242,086)

Financing Activities
Issue of and subscription for common shares,
net of share issue costs	-	152,126	223,740
Dividend paid	-	-	(1,377,654)

Cash Provided by (Used in) Financing
Activities	-	152,126	(1,153,914)
Foreign Exchange Effect on Cash	115,643	188,789	(715,292)

Outflow of Cash and Cash Equivalents	(1,901,056)	(863,013)	(6,720,171)
Cash and Cash Equivalents, Beginning of Year	2,312,279	3,175,292	9,895,463

Cash and Cash Equivalents, End of Year	$411,223	$2,312,279	$3,175,292

Supplemental Cash Flow Information (Note 12)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Several conditions may cast substantial doubt on the validity of this assumption. The Company has incurred operating losses of $5,015,911 for the year ended December 31, 2017 (2016 - $2,465,592; 2015 - $2,510,826), has accumulated deficit of $19,288,072 at December 31, 2017 (2016 - $14,272,161), has limited resources and has operating cash outflows for the past several years. The Company has significant cash requirements to meet its production costs and administrative overhead. Its continuing operations are therefore dependent upon its ability to either secure additional equity capital, as required, or generate positive cash inflows from operations in the future. Management is planning to raise additional capital to finance operations and continue operations. There is no assurance that these plans will be successful.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the recognition of liabilities that might be necessary should the Company be unable to secure additional equity capital or generate cash flow from operations in the future. Such adjustments could be material.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss(“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc., which are all Nevada, USA, corporations. KIQ X Industries Inc. is a British Columbia company incorporated on December 12, 2017. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

(d)	Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgments and estimation uncertainty (Continued)

Significant management judgments (Continued)

(ii)	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii)	Assessment of a transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion (Note 8).

(iv)	Research and development expenditures

The application of the Company’s accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v)	Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgments and estimation uncertainty (Continued)

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)	Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v)	Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation. At December 31, 2017, the Company has setup an allowance for doubtful accounts of $82,042 (2016 - $nil).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for year ended December 31, 2017 were approved and authorized for issue by the Board of Directors on March 27, 2018.

(f)	New accounting standards issued but not yet effective

The standards listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “Amortized cost”, “Fair value through other comprehensive income” or “Fair value through profit or loss” (default). Equity instruments are classified and measured as “Fair value through profit or loss” unless upon initial recognition elected to be classified as “Fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss).

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “Amortized cost” or “Fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes 12-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition, and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018.

IFRS 2 Share-based Payment

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash- settled share-based expenses;
•	share-based expense transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based expense that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2018.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•

A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short- term leases and leases of low-value assets.

•

A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company’s annual period beginning January 1, 2019.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of three months or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(c)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents - 5 years
Rights - 2 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(d)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	– 4% declining-balance
Production equipment	– 20% declining-balance
Vehicles	– 30% declining-balance
Leasehold improvements	– 5 year straight-line

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems. Provisions for sales discounts and returns from customers are made at the time of sale.

(f)	Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(g)	Income taxes

(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Income taxes (continued)

(i)	Current and deferred income taxes (continued)

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive loss.

(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

	(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

	(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

	(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

	(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statement of operations and comprehensive loss, with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments

	(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Accounts receivable are included in this category of financial assets.

	(ii)	Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable and accrued liabilities is included in this category of financial liability.

(m)	Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2017. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $411,223 (2016 - $2,312,279).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $735,487 (2016 - $637,845). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $94,114 (2016 - $73,500), Customer B is $78,306 (2016 - $nil) while Customer C is $150,000 related to expense recovery (2016 - $Nil) (Note 14). The Company has provided for an allowance for doubtful accounts amounting to $82,042 at December 31, 2017 (2016 - $nil).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At December 31, 2017, the Company has $411,223 (2016 - $2,312,279) of cash and cash equivalents to settle current liabilities of $844,516 (2016 - $271,600) consisting of the following: trade accounts payable of $799,254 (2016 - $235,600) and due to related party balance of $45,262 (2016 - $36,000). All payables are due within a year.

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2017 and 2016, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$15,882	$1,983,028
Accounts receivable	32,976	25,302
Accounts payable	(80,000)	(75,480)

	$(31,142)	$1,932,850

Based on the above, assuming all other variables remain constant, a 14% (2016 – 14%) weakening or strengthening of the USD against the CAD would result in approximately $4,400 (2016 - $271,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

6.	INVENTORY

	December 31, 2017	December 31, 2016
Finished goods	$256,185	$218,128
Raw materials and supplies	3,724,058	4,988,001
	$3,980,243	$5,206,129

Included in cost of goods sold is $3,376,123 (2016 - $4,642,761; 2015 - $10,595,521) of direct material costs recognized as expense.

Inventory write-off during the year was $668,383 (2016 - $nil; 2015 - $nil) of which $470,654 (2016- $nil; 2015- $nil) is included in cost of goods sold and $197,729 (2016 - $nil; 2015 - $nil) is included in general and administrative expenses.

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Vehicles	Total

Balance, December 31, 2015	$12,558	$2,955,901	$43,715	$803,645	$28,181	$3,844,000
Additions	-	-	-	6,337	29,601	35,938
Balance, December 31, 2016	$12,558	$2,955,901	$43,715	$809,982	$57,782	$3,879,938
Additions	-	-	-	-	33,336	33,336
Disposition	-	-	-	-	(29,601)	(29,601)
Balance, December 31,2017	$12,558	$2,955,901	$43,715	$809,982	$61,517	$3,883,673
Accumulated Amortization
Balance, December 31, 2015	$-	$193,461	$24,635	$208,339	$20,672	$447,107
Amortization	-	110,498	5,593	119,995	2,253	238,339
Balance, December 31, 2016	$-	$303,959	$30,228	$328,334	$22,925	$685,446
Amortization	-	106,078	2,696	96,330	1,577	206,681
Balance, December 31, 2017	$-	$410,037	$32,924	$424,664	$24,502	$892,127
Carrying Value
December 31, 2017	$12,558	$2,545,864	$10,791	$385,318	$37,015	$2,991,546
December 31, 2016	$12,558	$2,651,942	$13,487	$481,648	$34,857	$3,194,492

Included in cost of goods sold is $186,892 (2016 - $230,002; 2015 - $237,177) of amortization related to property, plant and equipment.

Included in general and administrative expenses is $9,528 (2016 - $nil, 2015 - $nil) of amortization related to property, plant and equipment.

Included in inventory is $10,261 (2016 - $8,337; 2015 - $4,939) of amortization related to property, plant and equipment.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS

			Product
			Development
Cost	Patent	Rights	Costs	Total

Balance, December 31, 2015	$40,840	$65,000	$-	$105,840
Additions	-	217,946	-	217,946
Balance, December 31, 2016	40,840	282,946	-	323,786
Additions	-	-	718,023	718,023
Balance, December 31, 2017	$40,840	$282,946	$718,023	$1,041,809
Accumulated Amortization
Balance, December 31, 2015	$21,449	$65,000	$-	$86,449
Amortization	3,024	-	-	3,024
Balance, December 31, 2016	24,473	65,000	-	89,473
Amortization	7,560	-	-	7,560
Balance, December 31, 2017	$32,033	$65,000	$-	$97,033
Carrying Value
December 31, 2017	$8,807	$217,946	$718,023	$944,776
December 31, 2016	$16,367	$217,946	$-	$234,313

On November 10, 2016, the Company signed a technology development agreement to acquire all intellectual property rights (the “Products”) of G & J Technologies (the “Vendor”). As consideration, acquisition costs of $217,946 were incurred, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued during the year ended December 31, 2017.

On November 10, 2016, the Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month. In addition, the Company will pay $75,000 in cash and issue 750,000 common shares of the Company as follows:

•

$25,000 cash and 250,000 shares issuable on the filing of the first new patent application related to the Products (the Company paid the cash and issued the shares during the year ended December 31, 2017 with a fair value of $208,486);

•

$25,000 cash and 250,000 shares issuable on the successful completion of a commercially viable production prototype for the first Product (the Company accrued for the cash payment and shares to be issued at December 31, 2017 with a fair value of $131,527); and

•	$25,000 cash and 250,000 shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at December 31, 2017 the Company has not earned any revenue from the sale of the Products. The Company has incurred $718,023 (2016 - $nil) of internal product development cost that has been recorded as deferred development costs at December 31, 2017.

During the year ended December 31, 2015, the Company determined that certain products could not generate independent cash flows, and accordingly impaired $298,484 of product development costs.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.

Unlimited common shares without par value.

Issued:

(a)	Common shares

During the year ended December 31, 2017, the Company issued 250,000 shares with a fair value of $192,946 pursuant to the acquisition of intellectual property rights of G&J Technologies and 250,000 shares with a fair value of $208,486 pursuant to achieving the second milestone of the G&J Technologies technology development agreement. At the year end, the Company has an obligation to issue 250,000 shares with a fair value of $131,527 pursuant to the agreement for achieving the third milestone of the G&J Technologies technology development agreement (Note 17).

During the year ended December 31, 2016, the Company issued 340,000 shares pursuant to the exercise of share purchase options for gross proceeds of $152,126. Fair value previously recognized on options exercised of $162,554 was reclassified from reserves to capital stock. As at December 31, 2016, the Company has an obligation to issue 250,000 shares with a fair value of $192,946 in relation to the intellectual property rights acquired during the year.

During the year ended December 31, 2015, the Company issued 825,000 shares pursuant to the exercise of share purchase options for gross proceeds of $223,740. Fair value previously recognized on options exercised of $149,983 was reclassified from reserves to capital stock.

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise
Price	Expiry	December 31,				December 31,
	Date	2016	Granted	Exercised	Expired	2017

$1.45	March 31, 2017	670,000	-	-	(670,000)	-
$2.12	August 25, 2017	400,000	-	-	(400,000)	-
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30	August 18, 2021	1,325,000	-	-	-	1,325,000
$0.90	July 6, 2022	-	50,000	-	-	50,000
$0.30	November 28, 2022	-	825,000	-	-	825,000
Total outstanding		2,523,571	875,000	-	(1,070,000)	2,328,571
Total exercisable		1,198,571	275,000	-	-	845,238

Exercise
Price	Expiry	December 31,				December 31,
	Date	2015	Granted	Exercised	Expired	2016

$5.90	January 2, 2016	500,000	-	-	(500,000)	-
$2.12(CAD)	August 25, 2017	500,000	-	-	(100,000)	400,000
$0.58(CAD)	July 22, 2016	340,000	-	(340,000)	-	-
$1.45	March 31, 2017	770,000	-	-	(100,000)	670,000
$0.65	October 30, 2017	80,000	-	-	(80,000)	-
$6.25	July 7, 2019	100,000	-	-	(100,000)	-
$0.70(CAD)	October 7, 2019	28,571	-	-	-	28,571
$6.85(CAD)	November 14, 2019	100,000	-	-	-	100,000
$1.30	August 18, 2021	-	1,325,000	-	-	1,325,000
Total outstanding		2,418,571	1,325,000	(340,000)	(880,000)	2,523,571
Total exercisable		2,085,238	-	-	-	1,198,571

A summary of the Company’s stock options as at December 31, 2017 and 2016, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price

Outstanding, December 31, 2015	2,418,571	$2.68
Granted	1,325,000	$1.30
Exercised	(340,000)	$0.43
Expired	(880,000)	$4.52
Outstanding, December 31, 2016	2,523,571	$1.61
Granted	875,000	$0.33
Exercised	-	-
Expired	(1,070,000)	$1.70
Outstanding, December 31, 2017	2,328,571	$1.11

The weighted average contractual life for the remaining options at December 31, 2017 is 4.01 years (2016 – 2.75) .

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

Share-based expense

Share-based expense of $469,187 (2016 - $285,745; 2015 - $672,533) was recognized in the year ended December 31, 2017 for stock options. The share-based expense relates to options granted during December 31, 2017, 2016 and 2015, which vest over time.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2016	2015

Risk-free interest rate (average)	1.56%	0.58%	0.77%
Estimated volatility (average)	61.95%	64.76%	52.38%
Expected life in years	5.00	4.18	1.50
Expected dividend yield	0.00%	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%	0.00%
Grant date fair value per option	$0.1652	$0.63	$0.77

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Expected volatility was determined using the Company’s historical stock prices.

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2017	2016	2015

Management compensation	$544,014	$717,368	$727,217
Management bonus*	$-	$-	$-
Share-based expense**	$264,172	$160,854	$553,011
Directors’ fees	$67,000	$66,000	$34,500

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.

**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at December 31, 2017, amounts due to related parties included accounts payable, which are unsecured and have no interest or specific terms of payments, of $45,262 (2016 - $36,000) consisting of $16,500 (2016 - $36,000) for directors’ fees and $28,762 (2016 - $nil) for management fees.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

11.	INCOME TAXES

During the 2015 fiscal year, a tax liability in the amount of $2,004,272 was recorded with respect to estimated US outstanding taxes payable. During the year ended December 31, 2016, new information was obtained indicating that there was a reduction of $1,170,105, therefore no income tax should be payable. The reversal of the tax provision has been accounted for as a change in tax estimate and has been adjusted prospectively as an income tax recovery during the year ended December 31, 2016. The amounts included in income tax payable represent penalties and interest.

The Company has approximately $5,748,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2032 or later).

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016

Non-capital loss carry-forwards	$372,616	$-
Deferred income tax assets	$372,616	$-
Deficiency (excess) of carrying value over tax value
of property, plant and equipment	$(154,043)	$(169,251)
Excess of carrying value over tax value of intangible
assets	(218,573)	(3,182)
Deferred income tax liability	$(372,616)	$(172,433)
Net deferred tax asset (liability)	$-	$(172,433)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Excess of tax value over carrying value of mineral properties	$13,807	$13,077
Non-capital losses carried forward	4,126,977	-
Unrealized foreign exchange gain	115,642	-

Unrecognized deductible temporary differences	$4,256,426	$13,077

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

11.	INCOME TAXES (Continued)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2016 - $26.00%; 2015 – 26.00%) to income (loss) before income taxes as follows:

	December 31,	December 31,	December 31,
	2017	2016	2015
Loss before income taxes	$(5,166,207)	$(3,454,778)	$(1,406,738)
Statutory income tax rate	26.00%	26.00%	26.00%
Income tax (benefit) liability computed at statutory tax rate	(1,343,214)	(898,242)	(365,752)
Items not deductible for income tax purposes	(100,626)	114,580	174,859
Under/(over) provision of taxes in prior years	-	(824,607)	1,201,114
Change in timing differences	187,473	372,451	(447,394)
Impact on foreign exchange on tax assets and liabilities	117,313	162,359	133,131
Difference between Canadian and foreign taxes	(464,959)	(119,976)	-
Unused tax losses and tax offsets not recognized	1,431,580	(414,825)	418,224
Income tax expense (recovery)	(172,433)	(1,608,260)	1,114,182
Penalties and interest included in income tax expense	-	614,283	-
Texas margin tax and branch tax (recovery)	22,137	4,791	(10,094)
Income tax expense (recovery)	$(150,296)	$(989,186)	$1,104,088

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2017	2016	2015
Obligation to issue shares for intangible assets (Note 8)	$131,527	$192,946	$-
Shares issued for intangible assets	$401,432	$-	$-
Intangible assets in accounts payable and accrued liabilities	$25,000	$-	$-
Interest paid	$-	$1,040	$-
Income taxes paid	$-	$20,693	$817,774

	December 31,	December 31,
	2017	2016
Cash and Cash Equivalents is comprised of:
Cash	$411,223	$375,799
Guaranteed investment certificates	-	1,936,480

	$411,223	$2,312,279

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2017	2016	2015

Net loss for the year	$(5,015,911)	$(2,465,592)	$(2,510,826)
Basic weighted average number of common shares outstanding	46,848,053	46,215,861	45,779,903
Effect on dilutive securities:
Options	-	-	-
Warrants	-	-	-
Diluted weighted average number of common shares outstanding	46,848,053	46,215,861	45,779,903
Basic loss per share	$(0.11)	$(0.05)	$(0.05)
Diluted loss per share	$(0.11)	$(0.05)	$(0.05)

14.	SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	December 31,	December 31,	December 31,
	2017	2016	2015

Customer A	$2,934,404	$2,511,850	$8,555,088
Customer B	$896,965	$2,107,426	$2,045,215
Customer C	$-	$-	$3,196,253
Customer D	$-	$-	$1,959,883

All Customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of accounts owing.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended December 31, 2017, there were revenues from sales of the manway securement systems totalling $183,337 (2016 - $224,945).

15.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2017 amounted to $3,448,877 (2016 - $3,800,497; 2015 - $4,525,853).

16.	SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in the United States. The two business segments include the design, production and distribution of various proprietary pressure relief valves, and active suspension control system for off road vehicles. At December 31, 2017, long-term assets of $1,044,771 (2016 - $247,547) relates to the active suspension control system segment and the remaining balance relates to pressure relief valves segment. During the years ended December 31, 2017, 2016 and 2015 there was no revenue related to the active suspension control system.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2017, 2016 and 2015
(Expressed in US Dollars)

17.	SUBSEQUENT EVENTS

Subsequent to the year-end, the Company paid $25,000 and issued 250,000 shares to G&J Technologies for the third milestone payment of the G&J technology development agreement that was accrued at December 31, 2017 (Note 8).

CORPORATE DIRECTORY

OFFICERS	LEGAL COUNSEL
James R. Bond	Clark Wilson, LLP
President	Vancouver, British Columbia
Chief Executive Officer	Canada
Richard Lee
Chief Financial Officer	CORPORATE OFFICE
Anthony J. Andrukaitis	13966 18B Avenue
Chief Operating Officer	Surrey, British Columbia
Executive Vice President	Canada V4A 8J1
Business Development	www.kelsotech.com
Kathy Love
Corporate Secretary	REGISTERED OFFICE
Clark Wilson, LLP
DIRECTORS	#800 – 885 West Georgia Street
James R. Bond	Vancouver, British Columbia
Peter Hughes	Canada V6C 3H1
Audit Committee
Compensation Committee	RECORDS OFFICE
Corporate Governance and	Clark Wilson, LLP
Nominating Committee	#800 – 885 West Georgia Street
Anthony J. Andrukaitis	Vancouver, British Columbia
Phil Dyer	Canada V6C 3H1
Audit Committee
Corporate Governance and	REGISTRAR AND TRANSFER AGENT
Nominating Committee	Computershare Investor Services
Paul Cass	Toronto, Ontario and Vancouver British
Audit Committee	Columbia Canada
Compensation Committee	Computershare Trust Company
Laura Roach	Denver, Colorado USA
Compensation Committee
Corporate Governance and	SHARE LISTING
Nominating Committee	Toronto Stock Exchange:
Symbol: KLS
AUDITORS	NYSE American:
Smythe LLP	Symbol: KIQ
355 Burrard Street, #700	CUSIP No.: 48826D201
Vancouver, British Columbia	ISIN: CA48826D2014
Canada V6C 2G8